Exhibit 99.3

FORM 51-102F3 MATERIAL CHANGE REPORT

1.	Name and Address of Company

Highlander Silver Corp. (“Highlander Silver”)

2500 – 100 King Street W.

P.O. Box #267

Toronto, Ontario M5X 1A9

2.	Date of Material Change

February 26, 2026.

3.	News Release

A news release with respect to the material change referred to in this material change report was disseminated by Highlander Silver and Bear Creek Mining Corporation (“Bear Creek”) on February 26, 2026, through the facilities of GlobeNewswire and filed on their respective profiles on the System for Electronic Document Analysis and Retrieval (SEDAR+).

4.	Summary of Material Change

On February 26, 2026, Highlander Silver and Bear Creek announced the successful completion of the previously announced plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”), and the concurrent closing of the debt settlement agreements (the “Debt Settlement Agreements”) between Highlander Silver and each of Royal Gold, Inc., through its wholly-owned subsidiary, International Royalty Corporation (“Royal Gold”), and Equinox Gold Corp (“Equinox”).

5.	Full Description of Material Change

On February 26, 2026, Highlander Silver and Bear Creek announced the successful completion of the Arrangement, and the concurrent closing of the Debt Settlement Agreements.

Pursuant to the Arrangement, Highlander Silver acquired all of the issued and outstanding common shares of Bear Creek (each a “Bear Creek Share” and together, the “Bear Creek Shares”), that it did not already own, in exchange for 0.1175 common shares in the capital of Highlander Silver for each Bear Creek Share held at the effective time of the Arrangement.

In connection with the closing of the Debt Settlement Agreements, cash consideration in the amount of US$6.2 million and US$1.6 million was paid to Royal Gold and Equinox, respectively. Concurrently with the closing of the Arrangement and the Debt Settlement Agreements, Highlander Silver repaid the advance and outstanding interest owed to Wheaton Precious Metals International Ltd. (“Wheaton”) pursuant to the support agreement dated November 22, 2022, as amended, between Bear Creek and Wheaton.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact:

Tom Ladner

General Counsel

Tel: (604) 638-1470

9.	Date of Report

March 6, 2026.